Exhibit 99.4

Capitalized terms used herein but not defined herein have the meanings set forth in the prospectus filed by Oi S.A. – In Judicial Reorganization (“Oi”) with the U.S. Securities and Exchange Commission (the “SEC”) on November     , 2018 (the “Prospectus”). Please note that the offer referenced in this letter is being made in the United States pursuant to the Prospectus.

A copy of the Prospectus will not be delivered to you unless you specifically request it. The Prospectus may be obtained by visiting the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system of the SEC at the website www.sec.gov/edgar.shtml. Pursuant to Rule 173 of the Securities Act of 1933, as amended, you are hereby deemed to have access to the Prospectus. If you would like to request that a copy of the Prospectus be mailed to you please call the Information Agent, D.F. King & Co. Inc., at 800-628-8536 (toll-free) between the hours of 9:00 a.m. (New York City time) and 9:00 p.m. (New York City time), Monday through Friday, or e-mail oi@dfking.com.

FORM OF LETTER TO REGISTERED ADS HOLDERS

OI S.A. – IN JUDICIAL REORGANIZATION

Offering of 3,225,806,451 New Common Shares, which may be represented by

New American Depositary Shares

Offer Price: R$1.24 per New Common Share

U.S. dollar equivalent of R$6.20 per New Common American Depositary Share

Offered Pursuant to Rights Distributed to

Qualifying Shareholders and Qualifying ADS Holders (as defined below)

of Oi S.A. – In Judicial Reorganization

November 23, 2018

Dear American Depositary Share Holder:

This letter is being sent to you in connection with a rights offer (the “Rights Offer”) by Oi S.A. – In Judicial Reorganization (“Oi”) because you hold:

•

American Depositary Shares, each representing five common shares (“Common ADSs”), of Oi registered directly with The Bank of New York Mellon, as depositary (the “Common Depositary”), under the Amended and Restated Deposit Agreement (Common Shares) dated as of February 27, 2012 among Oi, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of Common ADSs issued thereunder; or

•

American Depositary Shares, each representing one preferred share (“Preferred ADSs”), of Oi registered directly with The Bank of New York Mellon, as depositary (the “Preferred Depositary”), under the Amended and Restated Deposit Agreement (Preferred Shares) dated as of February 27, 2012 among Oi, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of Preferred ADSs issued thereunder.

The Rights Offer consists of:

•

the “Share Rights Offer,” in which holders (the “Qualifying Shareholders”) of Oi’s common shares (the “Common Shares”) and Oi’s preferred shares (the “Preferred Shares”) as of 5:00 p.m. (Brasília time) on November 19, 2018 (the “Share Rights Record Date”) will receive transferable rights (the “Common Share Rights”) to subscribe for new Common Shares (the “New Common Shares”); and

•

the “ADS Rights Offer,” in which holders (the “Qualifying ADS Holders”) of Common ADSs and holders of Preferred ADSs as of 5:00 p.m. (New York City time) on November 21, 2018 (the “ADS Rights Record Date”) will receive transferable rights (the “Common ADS Rights”), to subscribe for new Common ADSs (the “New Common ADSs”).

In the Rights Offer, Oi is distributing (1) to each Qualifying Shareholder, at no charge, 1.333630 Common Share Rights per Common Share or Preferred Share held, and (2) to each Qualifying ADS Holder, at no charge, 1.33630 Common ADS Rights per Common ADS held and 0.233726 Common ADS Rights per Preferred ADS held. Only whole numbers of Common Share Rights and Common ADS Rights will be issued and all entitlements will be reduced to the next lower number of whole Common Share Rights or Common ADS Rights, as the case may be.

Each Common ADS Right will entitle the holder thereof to subscribe for one New Common ADS during the period commencing at 9:00 a.m. (New York City time) on November 23, 2018 and ending at 5:00 p.m. (New York City time) on December 17, 2018 (the “ADS Subscription Period”) at the U.S. dollar equivalent of five times the New Common Share Subscription Price of R$1.24 in cash per New Common ADS subscribed (the “New Common ADS Subscription Price”).

Holders of Common ADS Rights who exercised their Common ADS Rights will also have the ability to manifest their intention to acquire up to all of the Excess New Common ADSs at the New Common ADS Subscription Price by making a subscription request at the time that they exercise their Common ADS Rights. If not all of the New Common Shares are taken up initially in the Rights Offer as a result of the subscription of the New Common Shares to which holders of Common Share Rights (including the Brazilian custodian of the Common Shares and Preferred Shares underlying the Common ADSs and Preferred ADSs) are entitled, Excess New Common ADSs will be allocated to holders of Common ADS Rights who made subscription requests for Excess New Common ADSs in accordance with the allocation principles described in the Prospectus (as defined below).

Because you hold Common ADSs registered directly with the Common Depositary or Preferred ADSs registered directly with the Preferred Depositary, your ADS Rights will be initially registered directly with The Bank of New York Mellon, as ADS Rights Agent (the “ADS Rights Agent”).

To validly subscribe for New Common ADSs (including Excess New Common ADSs), a holder of Common ADS Rights must deposit with the ADS Rights Agent in cash US$2.03 per New Common ADS subscribed or requested (the “New Common ADS Deposit Amount”), which is equal to US$1.69 (the U.S. dollar equivalent of five times the New Common Share Subscription Price based on the closing rate for the sale of U.S. dollars against the real as reported by the Brazilian Central Bank on October 26, 2018, the date on which the board of directors of Oi authorized the Rights Offer), per New Common ADS subscribed or requested, plus 20% of such amount to cover (1) currency rate fluctuations from October 26, 2018 to the date on which the ADS Rights Agent converts currency in connection with the exercise by the ADS Custodian of the New Common Shares underlying the initial New Common ADSs or the Excess New Common ADSs, as the case may be, (2) the ADS Issuance Fee of US$0.05 per New Common ADS, and (3) any other applicable fees, expenses or taxes. The ADS Rights Agent will return unused amounts to holders.

The Common ADS Rights will trade on the NYSE on a “when-issued” basis beginning at 9:30 a.m. (New York City time) on November 19, 2018, and on a “regular way” basis beginning at 9:30 a.m. (New York City time) on November 26, 2018. Trading in Common ADS Rights will cease at 4:00 p.m. (New York City time) on December 12, 2018. The Common ADS Rights will trade under the ticker symbol “OIBR RT.” The CUSIP number for the Common ADS Rights is P7353Y 106.

Holders are not required to exercise their Common ADS Rights. Common ADS Rights that are not exercised during the ADS Subscription Period will be void and will have no value. No arrangements will be made to sell any unexercised Common ADS Rights on a holder’s behalf. Accordingly, holders will not receive any proceeds with respect to unexercised Common ADS Rights.

As a holder of Common ADS Rights registered directly with the ADS Rights Agent, you can exercise your Common ADS Rights and subscribe for the New Common ADSs (including Excess New Common Shares, if any) by (1) properly completing the Common ADS Subscription Form enclosed herewith, (2) delivering the properly completed Common ADS Subscription Form to the ADS Rights Agent, and (3) paying in full the New Common ADS Deposit Amount for such New Common ADSs (including Excess New Common Shares, if any). Payment must be made by a cashier’s check drawn on a U.S. bank payable to “The Bank of New York Mellon.”

The properly completed Common ADS Subscription Form and payment should be delivered to:

By Mail:	By Overnight Courier:
The Bank of New York Mellon	The Bank of New York Mellon
Voluntary Corporate Actions—Suite V	Voluntary Corporate Actions—Suite V
P.O. Box 43031	250 Royall Street
Providence, Rhode Island 02940-3031	Canton, Massachusetts 02021
United States of America	United States of America

The ADS Rights Agent must receive the Common ADS Subscription Form and payment of the Common ADS Deposit Amount on or before the end of the ADS Subscription Period. Deposit in the mail will not constitute delivery to the ADS Rights Agent. Oi has discretion to refuse to accept any improperly completed or unexecuted Common ADS Subscription Form.

You will elect the method of delivering the Common ADS Subscription Forms and paying the New Common ADS Deposit Amount to the ADS Rights Agent and you will bear any risk associated with it. If you send the Common ADS Subscription Form and payment by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS Rights Agent.

We strongly recommend that you return the Common ADS Subscription Form and payment of the Common ADS Deposit Amount using an overnight courier with tracking capabilities (such as Federal Express or United Parcel Service) to ensure delivery of the Common ADS Subscription Form to the ADS Rights Agent prior to 5:00 p.m. (New York City time) on December 17, 2018.

If you wish to sell or transfer your Common ADS Rights, you must contact the ADS Rights Agent at the addresses set forth above to receive a Common ADS Rights Transfer Form that can be used to sell or transfer your Common ADS Rights.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), incurred in connection with the exercise of the Common ADS Rights will be for the account of the holder of the Common ADS Rights, and none of such commissions, fees or expenses will be paid by Oi, the Rights Agent or D.F. King & Co., Inc., our information agent for the ADS Rights Offer (the “Information Agent”).

Subscriptions for New Common ADSs (including Excess New Common ADSs) with the Rights Agent are irrevocable and may not be cancelled or modified.

A Common ADS Rights holder that wishes to exercise Common ADS Rights must take action in time to ensure that the instructions and payment will reach the ADS Rights Agent prior to 5:00 p.m. on December 17, 2018.

Exercising the Common ADS Rights and investing in the New Common ADSs involves risks. We urge you to carefully read the “Risk Factors” section in the Prospectus and all other information included in the Prospectus in its entirety, before you decide whether or not to exercise the Common ADS Rights.

If you have any questions or need further information about the Rights Offer, please contact the Information Agent, D.F. King & Co., Inc., by telephone at 800-628-8536 (toll free) or by email at oi@dfking.com.

Sincerely,

OI S.A. – IN JUDICIAL REORGANIZATION